Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Ink'd Greetings, Inc.
4327 N 57TH PL
PHOENIX, AZ 85018
http://inkdgreetings.com

Up to $1,234,997.98 in Common Stock at $1.99
Minimum Target Amount: $14,998.63

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Ink'd Greetings, Inc.
Address: 4327 N 57TH PL, PHOENIX, AZ 85018
State of Incorporation: DE
Date Incorporated: October 25, 2023

Terms:

Equity

Offering Minimum: $14,998.63 | 7,537 shares of Common Stock
Offering Maximum: $1,234,997.98 | 620,602 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.99
Minimum Investment Amount (per investor): $101.49

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Perks:

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based

Friends and Family - First 72 hours | 15% bonus shares + a greeting card

Super Early Bird - Next 72 hours | 10% bonus shares + a greeting card

Early Bird Bonus - Next 7 days | 5% bonus shares + a greeting card

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive 3% bonus shares + a thank you card from our team!

Tier 2 Perk — Invest $1,000+ and receive 4% Bonus Shares + our full product (a greeting card with a gift card on the back)

Tier 3 Perk — Invest $5,000+ and receive 7% bonus shares + our full product + an assortment of 6 additional greeting cards

Tier 4 Perk — Invest $10,000+ and receive 10% bonus shares + get set up with an artist to create a custom card that gets uploaded to the site for others to use + and an investor meeting with the founding team and executives + a personalized card + a gift card from our team

Tier 5 Perk — Invest $25,000+ and receive 12% bonus shares + a thank you callout on our site + get set up with an artist to create a custom card that gets uploaded to the site for others to use + and an investor meeting with the founding team and executives + a personalized card + a gift card from our team

Tier 6 Perk — Invest $50,000+ and receive 15% bonus shares + a private Zoom call with the founders and executives + get set up with an artist to create a custom card that gets uploaded to the site for others to use + AND a group meeting with the founding team and executives + a personalized card + a gift card from our team

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The

Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Owners' Bonus</u>

Ink'd Greetings, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.93 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $193. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Ink'd Greetings, LLC was formed as an Arizona Limited Liability Company on March 24, 2022. Ink'd Greetings, LLC moved to Delaware and converted to a C-Corporation on October 25, 2023. The company, which began its operations on March 10, 2023, aims to revolutionize the personalized greeting card and gift card industry through its service. This service is centered around self-service kiosks that enable customers to effortlessly customize and print cards on-demand, choosing from a wide array of designs and themes suitable for various occasions.

With its headquarters in Phoenix, Arizona, and serving customers across the United States, we believe Ink'd Greetings stands out for its unique value proposition. This includes lower production costs, cost-effective pricing, and a focus on efficient inventory management. These factors contribute to its mission of helping millions of people create the perfect gift and rewriting the norms of the traditional greeting and gift card industry. The company generates revenue through both its website, www.inkdgreetings.com, and its advanced kiosks and related technologies, offering a blend of convenience and creativity to its users.

Intellectual Property

The company's intellectual property consists of patent applications & a trademark all owned by Ink'd Greetings, Inc. Ink'd Greetings currently only has patent applications pending and has not yet been issued a patent.

1. Patent Applications: 508200608; 508200514

2. Patent Application Number: 18/200519

3. Trademark Serial Number: 98217060

Competitors and Industry

Competitors

Ink'd Greetings operates in the competitive landscape of the greeting card industry, where traditional greeting card retailers, such as established brick-and-mortar stores and chains such as Hallmark and American Greetings, specialize in selling pre-printed cards. Online greeting card platforms represent another segment, providing digital avenues for users to create and send personalized cards online, utilizing technology for customization and convenience such as Postable. Additionally, there are gift card providers, such as Blackhawk Networks and Incomm. Ink'd Greetings distinguishes itself by offering a unique blend of automation, personalization, and cost-effectiveness, disrupting traditional market dynamics.

Industry

Ink'd Greetings aims to disrupt the U.S. Greeting and Gift Card Market by challenging industry norms with a unique solution. The market for personalized greetings and gift cards is extensive, encompassing traditional retailers, online platforms, and automated kiosks like Ink'd Greetings. Traditional stores and chains have historically dominated, but online platforms have expanded market reach. Automated kiosks add innovation, offering a unique dimension. The industry's overall size varies regionally, influenced by consumer trends and technology. Ink'd Greetings aims to disrupt with its automated, cost-effective model, contributing to the industry's ongoing evolution.

The U.S. gift card market is poised for significant growth, with projections indicating a CAGR of 10.49%, culminating in a market value of approximately USD 764.35 billion by 2030 from USD 328.87 billion.

The global greeting cards market was valued at around USD 19.25 billion in 2022 and is expected to grow at a 0.9% CAGR from 2023 to 2030. This growth is attributed to factors like the rising popularity of personalized and handmade cards, as well as innovative products like recordable greeting cards and e-cards.

https://www.credenceresearch.com/report/u-s-gift-card-market

https://www.grandviewresearch.com/industry-analysis/greeting-cards-market-report

Current Stage and Roadmap

Current Stage

Ink'd is working on pilots with brands such as 7-Eleven, Speedway & more. Help us fulfill our pilot programs, enhance our software, & work towards growing to scale in an industry that hasn't changed in nearly 100 years. With a basic prototype already in place, Ink'd Greetings is set to deploy automated greeting card kiosks, offering a unique and convenient solution for customers. Ink'd Greetings has a provisional patent.

Future Roadmap

The company has developed a basic prototype, and they are planning to launch two units in the near future. The company plans to facilitate the initial launch of Ink'd Greetings' innovative automated greeting card kiosks, support operational aspects, and lay the foundation for broader rollout and market expansion. The funds raised are crucial for covering inventory costs, operational expenses, and future expansion initiatives.

The Team

Officers and Directors

Name: Andrew Curtis Ekmark

Andrew Curtis Ekmark's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & Director
  Dates of Service: March, 2023 - Present
  Responsibilities: Cofounder and CEO of Ink'd Greetings. Salary: 45,000

Other business experience in the past three years:

- Employer: Boston Consulting Group
  Title: Associate
  Dates of Service: June, 2019 - April, 2021
  Responsibilities: Andrew helped fortune 500 companies capture market through the usage of digitization of their businesses as well as consumer facing companies make meaningful impacts by introducing new products and pilots, adjusting their use of promotions, and marketing.

Other business experience in the past three years:

- Employer: Laveen Land Holdings LLC
  Title: CEO & Founder
  Dates of Service: April, 2019 - June, 2023
  Responsibilities: Found and purchased several parcels of adjacent land and went through rezoning and annexation

Other business experience in the past three years:

- Employer: Match Your Money
  Title: CEO & Founder
  Dates of Service: January, 2022 - December, 2022
  Responsibilities: Led a financial company that offered customers the ability to fund their 401 Ks who work for a

company with a company match.

Name: Samantha Louise Ekmark

Samantha Louise Ekmark's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Cofounder, CPO, & Director
  Dates of Service: March, 2023 - Present
  Responsibilities: Sammi is Chief Product Officer and oversees everything product related at Ink'd. Salary: 45,000

Other business experience in the past three years:

- Employer: Sammis Cookie Co
  Title: Founder and CEO
  Dates of Service: November, 2020 - January, 2022
  Responsibilities: Created and ran an online bakery using a basement kitchen to fulfill thousands of orders shipped across North America.

Name: Gerard Charles Backland

Gerard Charles Backland 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Creative Officer
  Dates of Service: November, 2023 - Present
  Responsibilities: Providing content, advice and direction on creative matters, including marketing and creative direction of the company

Other business experience in the past three years:

- Employer: Blue Dog Social Media Services
  Title: Strategic Advisor Creative and Social
  Dates of Service: January, 2022 - January, 2024
  Responsibilities: Providing strategic and creative advice on social media content and strategy

Other business experience in the past three years:

- Employer: Diply (Plaid Creations)
  Title: Strategic Advisor
  Dates of Service: January, 2018 - January, 2022
  Responsibilities: Providing creative and strategic advice on creative and content projects.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the

Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset

remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Ink'd Greetings was formed on 10/25/2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Ink'd Greetings has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Andrew Ekmark	3,980,125	Common Stock	39.8%
Samantha Ekmark	3,980,125	Common Stock	39.8%

The Company's Securities

The Company has authorized Common Stock, Chisos Venture Income Fund LLC SAFE Agreement, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 620,602 of Common Stock.

Common Stock

The amount of security authorized is 11,000,000 with a total of 8,500,000 outstanding.

Voting Rights

Common stockholders are entitled to one vote for each share of common stock. There shall be no cumulative voting.

Material Rights

*Please see voting rights of securities sold in this offering below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Transfer Restrictions

Pursuant to a provision in the Company's Bylaws, there are transfer restrictions on the Common Stock. The Company has amended its Bylaws to remove the transfer restriction on securities issued through Regulation Crowdfunding. This means that investors in this offering will not be subject to the transfer restrictions in the Bylaws. This does not guarantee future liquidity.

Chisos Venture Income Fund LLC SAFE Agreement

The security will convert into Preferred stock and the terms of the Chisos Venture Income Fund LLC SAFE Agreement are outlined below:

Amount outstanding: $40,000.00
Maturity Date: September 28, 2033
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: None
Conversion Trigger: Equity Financing of Preferred Stock, Liquidity Event

Material Rights

The Company entered a revenue sharing agreement with Andrew Ekmark and Chisos Venture Income Fund, LLC on 10/3/23. The agreement involves monthly payments by the Participant or the Company to Chisos, based on a percentage of future income. Key terms include a $40,000 funding amount, a $3,000,000 financing hurdle, 10% income share, and a payment cap of twice the funding amount over a 120-month term. If all payments are made on time, no further payment is required after the term, even if total payments are less than the funding amount. Additionally, the Company issued Chisos a SAFE (Simple

Agreement for Future Equity), which converts into shares during a third-party equity financing, equaling 0.75% of the company's fully diluted capitalization. The conversion amount reduces proportionally to the payment towards the Payment Cap, up to a maximum of two-thirds reduction.

Series Seed Preferred Stock

The amount of securities outstanding is 1,500,000.

Material Rights

Voting

Series Seed Preferred Shareholders have one vote for every number of whole shares of common stock owned.

Dividends

The holders of the Series Seed Preferred Stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends are in preference to and prior to any payment of any dividend on Common Stock and are not cumulative.

Conversion

Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the applicable Conversion Price in effect at the time of conversion. The Original Issue Price for the Series Seed Preferred Stock is $0.67 and the Conversion Price in effect at the time of this Regulation CF offering is $.067. At the time of this offering, the conversion ratio is 1:1.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series Seed Preferred Stock are entitled to receive prior to, and in preference to, any distribution to the Common Stockholders.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 8,500,000
  Use of proceeds: Founders Shares
  Date: October 25, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,500,000
  Use of proceeds: This involves the sale of 1.5 million preferred shares to investors for $0.6666 per share. The founders, Andrew Ekmark and Samantha Ekmark, purchased 75,000 of the total 1.5 million shares available.
  Date: October 25, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We are currently generating revenue and aim to continue this trend while expanding our revenue streams by establishing additional locations. We estimate we can operate for 1 year without revenue generation.

Foreseeable major expenses based on projections:

We foresee software as a significant cost moving forward as well as physical kiosks as we place our hardware at pilots in Arizona and across America.

Future operational challenges:

As we roll out to more locations in different regions, we anticipate a learning curve to operations and building out our maintenance crews. These challenges might include (1) Site Selection and Logistics (2) Maintenance and Technical Support (3) Customization for Regional Preferences (4) Supply Chain Management (5) Network and Data Management (6) Scalability and Flexibility

Future challenges related to capital resources:

Raising capital will be a primary concern for our company as the funding environment is drier than typical. However, we do have some retailers and VC's interested in equity and debt financing our kiosk rollouts, which we believe would allow for strong profitability without strong dilution.

Future milestones and events:

We are in negotiations with a few retailers that could benefit our company significantly if we are able to lock them down. If we can have a successful pilot launch with brands, we believe we could accelerate future rollouts and work towards profitability."

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We have cash on hand and available lenders and equity investors. Ink'd Greetings has access to roughly $25K on hand in January of 2024.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe these funds will be incredibly helpful to grow our business. While crowdfunding is not our only path to growth, we would like to enable everyday individuals to make money from our growth. However, we do not believe the widespread success of this round is critical to our operations, yet we think that this offering could accelerate our growth significantly.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

While raising a substantial amount of capital from crowdfunding would be beneficial to our company, we do not believe it to be critical to sustaining the company at this moment. We estimate that if we raise the maximum offering amount, funds raised from the crowdfunding campaign would constitute approximately 96% of Ink'd Greetings' total funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We believe we can cut expenses until we receive proper funding, which should allow for a proper period of time before we would be forced to shut down our company. We believe with our current burn rate of $12,500, and expected gains from existing potential investors, we can last roughly 6 months without additional capital.

How long will you be able to operate the company if you raise your maximum funding goal?

We believe we could properly run the company for a minimum of 1 to 1 and a half years. We would purchase additional kiosk and tablets to try to grow our profits until we are able to self-fund future rollouts. If we raise the full amount, we will likely increase our burn rate to roughly $50K per month but also increase our revenue generated from new kiosk locations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes, we have talked to several VC firms, Angels, and Angel groups that have expressed interest in investing in our company.

Indebtedness

- Creditor: Andrew Curtis Ekmark & Samantha Louise Ekmark
  Amount Owed: $79,441.00
  Interest Rate: 0.0%
  Andrew Ekmark, shareholder, and his wife, loaned the Company $79,441. The loans are 0% interest and due on demand.

- Creditor: Chisos Venture Income Fund
  Amount Owed: $40,000.00
  Interest Rate: 0.0%
  The Company entered a revenue sharing agreement with Andrew Ekmark and Chisos Venture Income Fund, LLC on 10/3/23. The agreement involves monthly payments by the Participant or the Company to Chisos, based on a percentage of future income. Key terms include a $40,000 funding amount, a $3,000,000 financing hurdle, 10% income share, and a payment cap of twice the funding amount over a 120-month term. If all payments are made on time, no further payment is required after the term, even if total payments are less than the funding amount. Additionally, the Company issued Chisos a SAFE (Simple Agreement for Future Equity), which converts into shares during a third-party equity financing, equaling 0.75% of the company's fully diluted capitalization. The conversion amount reduces proportionally to the payment towards the Payment Cap, up to a maximum of two-thirds reduction.

Related Party Transactions

- Name of Entity: Andrew Curtis Ekmark & Samantha Louise Ekmark
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Andrew Ekmark, shareholder, and his wife, loaned the Company $79,441.

Material Terms: The loans are 0% interest and due on demand.

Valuation

Pre-Money Valuation: $19,900,000.00

Valuation Details:

*The Company set its valuation internally without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) there are no outstanding options, warrants, or other securities with a right to acquire shares; and (iii) there are no shares reserved for issuance under a stock plan.

We believe Ink'd Greetings is worth $19,900,000 based on comparable competitors, our distinguishing factors, the current market, and the vending machine provider EBITDA.

In the competitive world of greeting and gift cards, we believe that Ink'd is making a name for itself. We aim to stand out from big names like Hallmark, American Greetings, Incomm, and Blackhawk Networks by using innovative ideas and understanding what customers want. Hallmark and American Greetings are known for their wide range of greeting cards, while Incomm and Blackhawk focus on gift cards with lots of options and tech features. We believe that Ink'd sets itself apart by cutting costs, using new technology, and keeping up with what consumers like.

Comparable Competitors

In the competitive landscape of the greeting card industry, Ink'd faces primary rivals in Hallmark and American Greetings, both of which are privately held entities. Hallmark, a venerable brand with a rich history, commands a significant market share and is known for its diverse range of high-quality greeting cards. American Greetings, another formidable competitor, has a strong presence in the industry and is recognized for its innovative designs and personalized offerings.

In the gift card sector, Ink'd contends with established players such as Incomm and Blackhawk Networks, two privately owned giants with multibillion-dollar valuations. Incomm specializes in prepaid products and technology solutions, offering a wide array of gift cards across various industries. Similarly, Blackhawk Networks is a major player in the gift card market, providing innovative payment solutions and gift card services.

Distinguishing Factors

However, we believe Ink'd distinguishes itself by leveraging several cost advantages over traditional models in both greeting and gift cards. These advantages may include streamlined production processes, innovative design approaches, and potentially lower overhead costs. By combining these factors, we believe Ink'd positions itself as a formidable contender with the potential for significant success in both segments.

- Ink'd Greetings' kiosks leverage technology to reduce the physical space required for traditional cards, which we believe will offer a more extensive, easily accessible, and customizable selection.

- Uniquely, its print-on-demand model ensures a consistent supply of styles, eliminating out-of-stock issues.

- By integrating gift cards onto the back of greeting cards, we believe Ink'd cannot only streamline the user experience but also address security concerns associated with traditional gift cards.

- The self-service kiosks provide flexibility with options to order in advance, pick up in-store, or have cards delivered – which we believe will reduce costs associated with traditional retailers who face challenges such as rent fees, stock management, and supply chain complexities.

- Ink'd Greetings' primary revenue stream comes from the sale of personalized cards from the kiosks or online through phone or computer.

With a strategic expansion plan targeting various retail locations, Ink'd plans to diversify revenue streams by introducing tablet and printer methods, further leveraging the power of technology in an industry that hasn't seen innovation in nearly 100 years.

Market Trends and Consumer Preferences

As the market evolves and consumer preferences shift towards more cost-effective and creatively appealing options, we believe Ink'd stands poised to capture a substantial share and disrupt the conventional dynamics of the greeting and gift card industry.

EBITDA Multiple and Net Present Value Analysis

The company determined the value of its securities based on a Net Present Value (NPV) calculation of forward-looking projections of sales and net income growth. This value was then discounted to adjust for early-stage investment risk due to various external factors like market volatility, industry trends, and the company's current development stage. This valuation was determined internally, without a formal third-party independent evaluation. Future valuations may employ methods such as updated NPV calculations, market comparables, or earning multiples, especially during significant corporate actions.

Conclusion

Considering comparable competitors, market dynamics, ourstrategic positioning of Ink'd within the greeting and gift card industry, and our internal projections model, we firmly believe that our Company is worth $19,900,000. This valuation reflects Ink'd's potential to disrupt the market through its cost-effective production methods, innovative design approaches, and adaptability to shifting consumer trends. Additionally, the calculated approach toward capturing market share, alongside financial projections and risk assessments, we believe solidifies this valuation. We also believe that Ink'd's unique approach in a traditional industry, combined with its potential for scalable growth and profitability, positions it as an attractive and viable entity within this competitive landscape.

USE OF PROJECTIONS

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $14,998.63 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  StartEngine Service Fees

If we raise the over allotment amount of $1,234,997.98, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Hardware, Setups, and Inventory:
  59.5%
  This allocation is dedicated to acquiring and maintaining physical assets essential for our operations. It includes investments in hardware infrastructure, such as kiosks or any necessary equipment, as well as the associated setup costs. A significant portion will also be directed toward building and managing inventory to meet the demands of our growing business. This ensures that we have the necessary resources in place to support our expansion plans, enhance operational efficiency, and meet customer demand.

- Software Development and Integrations
  20.0%
  This portion of the funds is earmarked for advancing our technological capabilities. It will be allocated to software development initiatives, ensuring that our systems are cutting-edge, user-friendly, and tailored to our business needs. Additionally, a portion will be dedicated to integrating new software solutions that enhance our overall product and service offerings. This investment in software development is crucial for staying competitive in the market, improving customer experience, and supporting future growth.

- Company Employment
  13.0%
  This allocation is designated for compensating key personnel and additional team members crucial for the success of

our business. Salaries are a fundamental part of attracting and retaining top talent, ensuring that our team is motivated and committed to achieving our business objectives. The allocation recognizes the importance of human capital in driving innovation, maintaining operational excellence, and achieving the milestones set forth in our business plan.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Advertising the Raise
  1.0%
  Minimal funds raised will go to advertising this raise. We will test it out a bit, but will not invest heavily without significant return.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than March 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://inkdgreetings.com (inkdgreetings.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/inkd

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Ink'd Greetings, Inc.

[See attached]



Ink'd Greetings, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

For Year Ended December 31, 2022 and Period Ended November 30, 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Ink'd Greetings, Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of the inception of transaction activity (March 10, 2023) to November 30, 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern:
As discussed in Note 1, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. The management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
December 7, 2023

INK'D GREETINGS, INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	11/30/2023	12/31/2022
ASSETS		
Current Assets:		
Cash and Cash Equivalents	4,870	-
Accounts Receivable	1,550	-
Prepaid Expenses		-
Inventory	5,544	-
Total Current Assets	11,964	-
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	593,343	-
Total Non-Current Assets	593,343	-
TOTAL ASSETS	605,307	-
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	108,519	-
Shareholder Short Term Debt	79,441	-
Total Current Liabilities	187,960	-
Non-Current Liabilities:		
Notes Payable	40,000	-
Total Non-Current Liabilities	40,000	-
TOTAL LIABILITIES	227,960	-
EQUITY		
Common Stock	7	-
Preferred Stock	5	-
Additional Paid in Capital	446,655	-
Accumulated Deficit	(69,320)	-
Total Equity	377,347	-
TOTAL LIABILITIES AND EQUITY	605,307	-

INK'D GREETINGS, INC. STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	11/30/23	12/31/22
Revenue	2,169	-
Cost of Revenue	205	-
Gross Profit	1,964	-
Operating Expenses		
Advertising and Marketing	-	-
General and Administrative	31,200	-
Salaries	39,914	-
Total Operating Expenses	71,114	-
Operating Income (loss)	(69,150)	-
Other Income:	-	-
Other Expense:	-	-
Other	170	-
Total Other Expense	170	-
Earnings Before Income Taxes	(69,320)	-
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(69,320)	

INK'D GREETINGS, INC. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	11/30/23	12/31/22
OPERATING ACTIVITIES		
Net Income (Loss)	(69,320)	-
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	108,519	-
Inventory	(5,544)	-
Accounts Receivable	(1,550)	-
Other		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	101,425	-
Net Cash provided by (used in) Operating Activities	32,105	-
INVESTING ACTIVITIES		
Furniture, Equipment, and Leasehold Improvements	(593,343)	-
Net Cash provided by (used by) Investing Activities	(593,343)	-
FINANCING ACTIVITIES		
Issuance of Common Stock	7	-
Issuance of Preferred Stock	5	-
Additional Paid In Capital	446,655	-
Debt	119,441	-
Net Cash provided by (used in) Financing Activities	566,108	-
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	4,870	-
Cash at end of period	4,870	-

INK'D GREETINGS, INC. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance	-	-	-	-	-	-	-
Issuance of Common Stock	-	-	-	-	-	-	-
Issuance of Preferred Stock	-	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	-	-
Ending Balance 12/31/22	-	-	-	-	-	-	-
Issuance of Common Stock	8,500,000	5	670,000	7	446,655	-	446,667
Issuance of Preferred Stock	-	-	530,000	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	(69,320)	(69,320)
Ending Balance 11/30/23	8,500,000	5	1,200,000	7	446,655	(69,320)	377,347

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Ink'd Greetings, Inc ("the Company") was originally formed as Ink'd Greetings, LLC in Arizona on March 24, 2022. The Company converted Ink'd Greetings, LLC to a Delaware corporation and changed its name to Ink'd Greetings, Inc on October 25, 2023. The Company began operations on March 10, 2023 (inception of transaction activity).

The Company earns revenue through its website located at https://www.inkdgreetings.com/ and through its kiosks and related technologies. The Company's service is an innovative self-service greeting and gift card design and printing service. The Company's headquarters is in Phoenix, Arizona and its customers are located throughout the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern Consideration

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has commenced principal operations and realized losses since inception and may continue to generate losses. Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last
3. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results
4. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of November 30, 2023.

<u>Cash and Cash Equivalents</u>
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $4,870 and $0 in cash and cash equivalents, respectively as of November 30, 2023.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation will be eliminated from the accounts and the resultant gain or loss will be reflected in income. Depreciation will be provided using the straight-line method, based on useful lives of the assets. As of November 30, 2023, no depreciation has been recognized. The Company had fixed assets, which includes office equipment, hardware, software, and patents totaling $593,343.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 11/30/23
Office Equipment- Hardware	5	93,606	-	-	93,606
Office Equipment- Software	3	432,843	-	-	432,843
Office Equipment- Other	5	57,813			
Patents		9,082			
Grand Total	-	593,343	-	-	593,343

The Company will review the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss will be recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment will include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for November 30, 2023.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling self-service greeting and gift card design and printing service through its website and kiosks. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is the delivery of its products. Revenue is recognized at the time customers retrieve their Ink'd cards from Ink'd kiosks or at the time Ink'd cards are shipped to their intended recipients. Coincident with revenue recognition, the Company will establish a liability for expected returns and record an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into an income sharing agreement (ISA) on 10/3/23 with a shareholder. Additionally a shareholder funded the company with loans. Both are discussed in further detail in Note 5.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Income Sharing Agreement (ISA):
The Company entered into an income sharing agreement with shareholder, Andrew Ekmark (the Participant), and Chisos Venture Income Fund, LLC on 10/3/23, where the Participant and/or the Company on behalf of the Participant agrees to make monthly payments to Chisos. The agreement represents the Participants obligation to pay a specific percentage of future earned income to Chisos, and does not give rights to Chisos regarding the Participant's educational, training, or employment pursuits. The relevant terms of the agreement are as follows:
- Funding Amount: $40,000
- Financing Hurdle: $3,000,000
- Income Share: 10%
- Monthly Payments: Income Share Percentage multiplied by Earned Income
- Payment Cap: two (2) times the Funding Amount
- Payment Term: 120 months

The agreement further states, should the Company and/or Participant, as the case may be, make all required payments on time during the Payment Term, the Participant will not owe anything at the end of the Payment Term even if the Participant's aggregate payments are less than the Funding Amount. The Company, therefore, estimates that a liability equal to the Funding Amount is reasonable, as it expects it to be the maximum amount that will be repaid during the Payment Term.

Further, the Company issued Chisos a Simple Agreement for Future Equity (SAFE) which will convert into that number of shares sold in a 3rd party equity financing equaling .75% of the fully diluted capitalization of the Company. The conversion amount of the SAFE shall be reduced ratably in proportion to the amount the founder (Participant) has paid towards the Payment Cap, up to a maximum reduction of 2/3rds of the total conversion amount, provided, however, that any reduction of the Payment Cap shall not apply. For example, the repayment of 50% of the Payment Cap shall result in a 50% reduction, repayment of 70% of the Payment Cap shall result in a 66.66% reduction.

Shareholder Loan:
Andrew Ekmark, shareholder, and his wife, loaned the Company $79,441. The loans are 0% interest and due on demand.

NOTE 6 – EQUITY

The Company has authorized 11,000,000 of common stock with a par value of $0.00001 per share and 1,500,000 shares of preferred stock with a par value of $.00001 per share. As of November 30, 2023 there were 8,500,000 of Common Stock and 1,200,000 of Preferred Stock issued and outstanding.

Common Stock:

Voting: Common stockholders are entitled to one vote for each share of common stock. There shall be no cumulative voting.

Preferred Stock:

All shares of the authorized and unissued preferred stock are designated as Series Seed Preferred Stock with the following rights, preferences, powers, privileges, restrictions, qualifications, and limitations.

Voting: Preferred shareholders have one vote for every number of whole shares of common stock owned.

Dividends: The holders of the Preferred Stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of November 30, 2023, no dividends were declared.

Redemption: The shares of Preferred Stock shall not be redeemable by the holders thereof. Any shares that are redeemed, converted, or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately canceled and retired and shall not be reissued, sold or transferred.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of .67 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders.

Mandatory Conversion: All outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock upon (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $25,000,000 of gross proceeds to the Company and in connection with such offering, the Company is listed for trading on the Nasdaq or the New York Stock Exchange, or any other exchange or (b) the occurrence of such vote or written consent of the requisite holders.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to September 30, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 7, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



 

GET A PIECE OF INK'D GREETINGS

Aiming To Disrupt the Greeting and Gift Card Industry with Technology

Ink'd Greetings utilizes greeting and gift card kiosks to allow customers to select, personalize, and print greeting cards and gift cards seamlessly.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$0 Raised

OVERVIEW   ABOUT   TERMS   DISCUSSION   INVESTING FAQS

REASONS TO INVEST

- Ink'd allows for a ~95% reduction in space and lower restocking costs while allowing for personalization and gift cards, delighting

- Ink'd is targeting the >$200B Greeting & Gift Card Market with 80% gross margins due to their proprietary technologies, enabling tech we believe will allow for potentially rapid growth as we scale through just-in-time delivery.*

- Ink'd is working on pilots with brands such as 7-Eleven, Speedway & more. Help us fulfill our pilot programs, enhance our software, & work towards growing to scale in an industry that hasn't changed in nearly 100 years.

Source / Source

Invest Now $1.99 Per Share	
$0	---
MIN INVEST ⓘ $101.49	VALUATION $19.9M

THE PITCH

A Revolution in Personalized Greeting Cards



Ink'd Greetings aims to revolutionize the personalized greeting card and gift card industry with self-service kiosks, allowing customers to effortlessly customize and print cards on-demand from a range of designs and themes for various occasions. With lower production costs, cost-effective pricing and emphasis on efficient inventory management, Ink'd thrives on a unique value proposition. Our mission is to help millions of people create the perfect gift and rewrite the norms of the traditional greeting and gift card industry.

THE OPPORTUNITY

Transforming the Card Buying Experience

Ink'd Greetings' kiosks leverage technology to reduce the physical space required for cards by an impressive 97%, offering a more extensive, easily-accessible and customizable selection. Uniquely, its print-on-demand model ensures a consistent supply of styles, eliminating out-of-stock issues entirely. By integrating gift cards onto the back of its greeting cards, Ink'd is able to not only streamline the user experience but also addresses security concerns associated with traditional gift cards.


A Seamless User Experience
Landing Page
Shows off various cards
Theme Choice
What is the occasion for the card?
Person Choice
Who is this card for?
Tag Selection
"On the side bar—What are they interested in?
Personalization
Want to write a special message?
GC & Purchase
Add a gift card and tap or swipe CC
Print / Dispense
Recieve your card/envelope!

The self-service kiosks provide flexibility with options to order in advance, pick up in-store, or have cards delivered – reducing costs associated with traditional retailers who face challenges such as rent fees, stock management and supply chain complexities.


Ha Ha Ha
Ha Ha Ha
Ha Ha Ha

Ink'd Greetings' primary revenue stream comes from the sale of personalized cards from the kiosks or online through phone or computer. With a strategic expansion plan targeting various retail locations, Ink'd plans to diversify revenue streams by introducing tablet and printer methods, further leveraging the power of technology in an industry that hasn't seen innovation in nearly 100 years.

THE MARKET & OUR TRACTION

Greeting the Future

Ink'd Greetings aims to disrupt the $200 billion-plus U.S. Greeting and Gift Card Market by challenging industry norms with a unique solution (Source | Source).


80% Gross Profit Margins
Front
Back
YOU'VE STOLEN MY HEART
Scan the QR code to redeem your digital gift card!



$200B+ U.S. Greeting & Gift Card Industry

*Source, Source

In an impressively short five-month span, Ink'd has transitioned from merely an idea to the implementation of a kiosk and is working on pilots with brands such as 7-Eleven, Speedway and more. Ink'd Greetings has a patent application securing its intellectual property and in just one month of operation, has seen great success in their kiosk residing in the Chandler Fashion Center.



Streamlined operations and pilot agreements with major retailers such as **7-Eleven** & **Speedway**



Plans for expansion into major markets such as malls, airports and hospitals

Patent application on intellectual property adds an additional layer of protection

With an 80% gross profit margin and per-unit profitability, Ink'd showcases extreme agility with quickly acquired success. The company's leadership team includes a former Hallmark executive, strongly demonstrating the belief that Ink'd has the tools to effectively navigate and disrupt this market.

Why Invest

Join the Ink'd Movement





With our plans for pilot programs and future expansion into major markets such malls, airports, and hospitals, Ink'd needs your help to keep up with the demand and success our kiosks have seen. The work is done, the kiosk is operating seamlessly and we have plans to roll out enhanced product features such as emojis, signatures and even the integration of A.I. We're also working on a revised version of the kiosk with a single screen to fit into smaller businesses such as bakeries.



Help us grow and rewrite the narrative of greeting and gift cards – invest in Ink'd Greetings today and be a part of transforming a traditional space into a tech-driven, personalized experience.

ABOUT

HEADQUARTERS
**4327 N 57TH PL
PHOENIX, AZ 85018**

WEBSITE
View Site ⬀

Ink'd Greetings utilizes greeting and gift card kiosks to allow customers to select, personalize, and print greeting cards and gift cards seamlessly.

TEAM



Andrew Ekmark
CEO & Director

Andrew was a chess and math champion before attending Stanford University, where he earned his 3.9 GPA engineering degree in only 3 years while playing varsity basketball and club lacrosse. He went on to work in the consumer goods division of the Boston Consulting Group, launching several consumer pilots and new products. Andrew is our CEO and brings his consumer experience, visionary ideas, and connections made at BCG.





Sammi Ekmark
Cofounder, CPO, & Director

Sammi was a tennis legend, winning every match of her high school career before graduating with a master's degree from ASU while playing as a top 50 ranked tennis player and running her own cookie company. Sammi's cookie co was profitable each and every year and sold $1,000 in cookie sales daily. She then left her cookie company to help Andrew with their company. Sammi is our Chief Product Officer and brings her love of cards, extreme attention to detail, and intense work ethic.





Ged Backland
Chief Creative Officer

Ged was a comedy scriptwriter and editor who became creative director at American Greetings, winning the prestigious "Chairmans Award for Innovation." He then was poached by Hallmark, where he was head of Humor and Line Extensions. Ged pivoted again as an innovator and created wildly popular social media accounts, including Aunty Acid, which acquired over 12 million organically obtained fans and reached tens of millions of people each week before selling the page and rights in 2018. Ged is our Chief Creative Officer and is building a first-class offering across our greeting cards through his decades of experience and wickedly incredible sense of humor.



TERMS
Ink'd Greetings

Overview

PRICE PER SHARE
$1.99

VALUATION
$19.9M

DEADLINE ⓘ
Apr. 30, 2024 at 11:59 PM PDT

FUNDING GOAL ⓘ
$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$101.49

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,997.98

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
7,537

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
620,602

Maximum Number of Shares Offered subject to adjustment for bonus shares

---

SEC Recent Filing →

Offering Memorandum	
Financials	
Risks	

What is a Equity Offering?

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Perks:

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based

Friends and Family - First 72 hours | 15% bonus shares + a greeting card

Super Early Bird - Next 72 hours | 10% bonus shares + a greeting card

Early Bird Bonus - Next 7 days | 5% bonus shares + a greeting card

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive 3% bonus shares + a thank you card from our team!

Tier 2 Perk — Invest $1,000+ and receive 4% Bonus Shares + our full product (a greeting card with a gift card on the back)

Tier 3 Perk — Invest $5,000+ and receive 7% bonus shares + our full product + an assortment of 6 additional greeting cards

Tier 4 Perk — Invest $10,000+ and receive 10% bonus shares + get set up with an artist to create a custom card that gets uploaded to the site for others to use + and an investor meeting with the founding team and executives + a personalized card + a gift card from our team

Tier 5 Perk — Invest $25,000+ and receive 12% bonus shares + a thank you callout on our site + get set up with an artist to create a custom card that gets uploaded to the site for others to use + and an investor meeting with the founding team and executives + a personalized card + a gift card from our team

Tier 6 Perk — Invest $50,000+ and receive 15% bonus shares + a private Zoom call with the founders and executives + get set up with an artist to create a custom card that gets uploaded to the site for others to use + AND a group meeting with the founding team and executives + a personalized card + a gift card from our team

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Ink'd Greetings, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.93 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $193. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Inter company debt or back payments.

ALL UPDATES

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REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Ink'd Greetings.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Campaign Video</u>

Ink'd Greetings uses automated kiosks and aims to disrupt the inefficient $200B greeting and gift card industry.

[TOS] Chart Title

Not only do we believe we have the potential for significantly higher net profits than our competition, we also offer a superior product to both consumers and retailers.

[TOS] Happy Customers & Retailers

With Ink'd Greetings, you can quickly filter through hundreds of greeting cards, select the perfect design for your recipient, add a personal message and signature, and print it for only $2.99 in about 10 seconds! You can even add a gift card directly to the back of the greeting card for a perfect all-in-one gift. We even have an online platform so you can create a card on your computer or mobile device and either pick it up at one of our kiosks or have it mailed directly for you!

[TOS] Why Ink'd?

We started Ink'd because we grew tired of the mediocre experience buying greeting and gift cards.

[TOS] Disorganized; Inefficient; High Costs

From spending too much time finding the right section, card, and interior, to paying an exorbitant price and grabbing and loading your gift card, we knew this process could be done better. With an industry that's stuck 120 years in the past, we are the revolution consumers have been looking for.

[TOS] Consumers and Retailers unhappy

After realizing the mediocre consumer experience, we discovered CMO's at retailers dislike it too.

[TOS] Major Retail Stores Sell +$300,000 Greeting Cards Annually

While major retailers get hundreds of thousands in greeting card sales per store, sales are flat but take up ~400sqft of prime real estate.

[TOS] These Space Inefficiencies Cause Large Revenue Splits Resulting in Bad Margins For Traditional Card Companies

In return, the retailer increases rent in the form of a revenue split. These revenue splits can get as high as 65%, resulting in very low margins for card companies.

[TOS] Other Card Companies versus Ink'd Greetings

Speaking of margins, while the major players can have roughly 65% of revenue going towards rent, they additionally pay a large percentage of revenue to labor as they manage and refill all the cards in stores. Licensing and art fees take up more margin, in addition to the raw materials and production of cards. Furthermore, many cards are from Asia, resulting in long shipping times and bottlenecks, extra shipping costs, and environmental impact. Finally, they suffer shrinkage from theft and expired holiday cards, resulting in relatively low margins.

Ink'd dominates in margin by reducing the most expensive cost, leasing space, by roughly 98%. Labor is also minimal, as our machines can hold 1,000 cards and enough ink for 20,000 cards. Our licensing and art fees are paid as a flat rate vs a percentage of sales, and we print our cards on site at our kiosks after payment. We have almost no marginal shrinkage. These savings coupled with our gift card incremental profits enable us to have roughly a 3x larger gross margin percentage, than large competitors, even though their pricing is oftentimes nearly double ours!

These high margins allow for rapid repayment of kiosks upon scale. It costs between $2,500 and $15,000 per kiosk depending on the size and model. Each card sold generates approximately $2.50 in contribution margin, with a gift card adding an additional $1.50 in margin.

[TOS] Patents Pending; Minimal Footprint; Print on Demand; Inexpensive

Major retailers sell 50,000+ cards per location. By using our proprietary technology, we believe we can increase profitability substantially and transform the $200B industry into an efficient, yet personal, experience, all for a better price for consumers.

[Pilot Programs Ready to Fulfill]

Our automation and small size allows us to go into untraditional locations as well such as malls, airports, hospitals, bakeries, flower shops, and others. Ink'd is working on pilots with brands such as 7-Eleven, Speedway, and more.

Our kiosks are expertly made here in America, from a provider with experience producing self-service checkouts and kiosks for the largest companies in the world. With our kiosk, three users can enjoy their own large screen, while anyone can design online and pickup with a code. After designing that perfect card, the kiosk prints quickly and offers customers the choice of three colored envelopes. Additionally, four top level screens display Ink'd videos for marketing or paid advertisements from sponsors.

[TOS] Automatic Notifications; Kiosk Assistance Needed; Low Paper Alerts; Low Ink Alerts

Our kiosks remotely send updates if the kiosk is down and provides paper and ink levels for restocking.

[TOS] Greeting Cards + Gift Cards

The $200B and rapidly growing gift card industry is a great complementary service to offer. Our proprietary printing of the gift card directly on the back of our greeting cards enables a fun experience and a great all-in-one gift. The gift cards are accessed via a QR code and able to be downloaded to your wallet or screenshotted. There are $21B of unused gift cards in America and our fun cards will prevent that.

In June, we were an idea. In just 5 months and only $600k later we are Ink'd, a launched, automated greeting and gift card kiosk company

We are in love with our product, and we know others are too. Our next steps will include fulfilling pilot programs, enhancing our software, and growing to scale.

The greeting card and gift card industry makes people feel good, and now, you can be a part of it by joining the Ink'd shareholder team.

<u>In-Page Video</u>

Guys, this is the coolest thing since sliced bread. Ink'd Greetings is an automated kiosk that allows you to browse hundreds of greeting cards and personalize the inside with the message and a signature. You can even add a gift card from $5 to $100 for a perfect all-in-one gift.

The kiosk prints in ten seconds on thick, pre-scored card stock for a low cost of $2.99. Gift cards are printed directly on the back and you can choose your favorite color envelope to go with it.

The gift card can be digitally downloaded and added to Apple Wallet to use whenever you're in the mood for that sweet treat.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State



I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF AN ARIZONA LIMITED LIABILITY COMPANY UNDER THE NAME OF "INK'D GREETINGS, LLC" TO A DELAWARE CORPORATION, CHANGING ITS NAME FROM "INK'D GREETINGS, LLC" TO "INK'D GREETINGS, INC.",FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF OCTOBER, A.D. 2023, AT 6:21 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

2539964 8100F

SR# 20233817711

Authentication: 204461778

Date: 10-26-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:21 PM 10/25/2023
FILED 06:21 PM 10/25/2023
SR 20233817711 - File Number 2539964

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is Arizona.

2.) The jurisdiction immediately prior to filing this Certificate is Arizona.

3.) The date the Limited Liability Company first formed is March 24, 2022.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is Ink'd Greetings, LLC.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is Ink'd Greetings, Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 2 day of August, A.D. 2023.



By: [signature]

Name: Andrew Ekmark
Print or Type

Title: Managing Member
Print or Type

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND
CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "INK'D
GREETINGS, INC." FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY
OF OCTOBER, A.D. 2023, AT 6:21 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State



2539964 8100F
SR# 20233817711

Authentication: 204461778
Date: 10-26-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:21 PM 10/25/2023
FILED 06:21 PM 10/25/2023
SR 20233817711 - File Number 25

CERTIFICATE OF INCORPORATION
OF
INK'D GREETINGS, INC.

FIRST: The name of this corporation is Ink'd Greetings, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808, and its registered agent at such address is Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "**General Corporation Law**").

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 11,000,000 shares of Common Stock, $0.00001 par value per share ("**Common Stock**") and (ii) 1,500,000 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one (1) or more series of Preferred Stock that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

All of the shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references

to "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth. References to "Preferred Stock" mean the Series Seed Preferred Stock.

1. <u>Dividends</u>.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); <u>provided</u> that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this <u>Section 1</u> shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Original Issue Price**" shall mean, with respect to the Series Seed Preferred Stock, $0.6667 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

2. <u>Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales</u>.

2.1 <u>Preferential Payments to Holders of Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) <u>one</u> times the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock been converted into Common Stock pursuant to <u>Section 4</u> immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Liquidation Amoun**t"). If upon

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any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3   Deemed Liquidation Events.

2.3.1   Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Preferred Stock (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(a)   a merger or consolidation in which

(i)   the Corporation is a constituent party or

(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)   (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale,

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lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

Notwithstanding the above, a transaction shall not constitute a Deemed Liquidation Event if it is a sale of shares of the Corporation's Preferred Stock in a bona fide financing transaction in which the Corporation is the surviving entity.

2.3.2   <u>Effecting a Deemed Liquidation Event</u>.

(a)   The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in <u>Section 2.3.1(a)(i)</u> unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with <u>Sections 2.1</u> and <u>2.2</u>.

(b)   In the event of a Deemed Liquidation Event referred to in <u>Section 2.3.1(a)(ii)</u> or <u>2.3.1(b)</u>, if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice (the "**Redemption Notice**") to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Each Redemption Notice shall state: (1) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem (the "**Redeemed Shares**"); (2) the number of shares of Common Stock issuable upon conversion of the Redeemed Shares; (3) the date of redemption (the "**Redemption Date**") and the amount to be paid to such holder; and (4) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed. On or before the Redemption Date, each holder of Preferred Stock to be redeemed shall surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost,

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stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation in the manner and at the place designated in the Redemption Notice, and thereupon the Available Proceeds for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

     2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

     2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

  3. Voting.

    3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

    3.2 Election of Directors. The holders of record of the shares of Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the

Corporation (the "**Preferred Director**") and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation. A director may also be appointed by the Board of Directors in connection with the approval of the initial issuance of Preferred Stock without a separate action by the holders of Preferred Stock. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship filled by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Section 3.2. The rights of the holders of the Preferred Stock and the rights of the holders of the Common Stock under the first sentence of this Section 3.2 shall terminate on the first date following the date the first share of Series Seed Preferred Stock was issued (the "**Original Issue Date**") on which there are issued and outstanding less than 500,000 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock).

3.3   Preferred Stock Protective Provisions. At any time when at least 500,000 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

3.3.1   liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing; or

3.3.2   amend, alter or repeal any provision of this Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock.

4.   Optional Conversion.   The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1   Right to Convert.

4.1.1   Conversion Ratio.   Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" applicable to the Series Seed Preferred Stock shall initially be equal to $0.67. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2   Termination of Conversion Rights.   In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Sections 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2   Fractional Shares.   No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

4.3   Mechanics of Conversion.

4.3.1   Notice of Conversion.   In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the

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Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Series Seed Preferred Stock, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and, may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the shares of Series Seed Preferred Stock represented by any surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 <u>Reservation of Shares</u>. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 <u>Effect of Conversion</u>. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 <u>No Further Adjustment</u>. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) as to any series of Preferred Stock shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including the Requisite Investor Approval (defined below);

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation, including the Requisite Investor Approval (defined below);

(vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation, including the Requisite Investor Approval (defined below); or

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation, including the Requisite Investor Approval (defined below);

(ix) shares of Common Stock issued or issuable pursuant to that certain Series Seed Stock Purchase Agreement dated on or about the date hereof; or

(x) Common Stock or Convertible Securities issued with the approval of the Board of Directors of this Corporation, including the Requisite Investor Approval, which the Board of Directors specifically states will be Exempted Securities.

(b) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) "**Requisite Investor Approval**" means (i) if the Preferred Director is then serving on the Board of Directors, then such director or (ii) if the Board of Directors does not include a Preferred Director at such time, then Requisite Holders.

4.4.2   No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3   Deemed Issue of Additional Shares of Common Stock.

(a)   If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.6) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4   Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP_1" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b)   Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i)   The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6   Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4 then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion

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of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.7, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one (1) share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10 Notice of Record Date. In the event:

  (a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

  (b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

  (c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation, then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. **Mandatory Conversion.**

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $25,000,000 of gross proceeds to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the

Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof. and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6.   Redemption. The shares of Preferred Stock shall not be redeemable by the holders thereof.

7.   Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

8.   Waiver. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Preferred Stock then outstanding and (b) at any time more than one (1) series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of such series of Preferred Stock then outstanding.

9.   Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Certificate of Incorporation, the affirmative vote of the holders of a majority of the shares of Preferred Stock the outstanding, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: The name and mailing address of the sole incorporator is as follows:

Andrew Ekmark
4327 N 57th Place
Phoenix, AZ 85018

[Signature Page Follows]

IN WITNESS WHEREOF, this Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this the 2nd day of August, 2023.



By: _____

Andrew Ekmark

Incorporator

Exhibit G to Form C

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Ink'd Greetings is taking reservations for a possible, upcoming round. Join the waitlist today.

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Aiming To Disrupt the Greeting and Gift Card Industry with Technology

Ink'd Greetings utilizes greeting and gift card kiosks to allow customers to select, personalize, and print greeting cards and gift cards seamlessly.

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

greetings

$15,472.08 Reserved

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REASONS TO INVEST



- Ink'd allows for a ~95% reduction in space and lower restocking costs while allowing for personalization and gift cards, delighting both retailers and consumers.
- Ink'd is targeting the >$200B Greeting & Gift Card Market with 80% gross margins due to their proprietary technologies, enabling tech we believe will allow for potentially rapid growth as we scale through just-in-time delivery.*
- Ink'd is working on pilots with brands such as 7-Eleven, Speedway & more. Help us fulfill our pilot programs, enhance our software, & work towards growing to scale in an industry that hasn't changed in nearly 100 years.





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RESERVED $15,472.08

INVESTORS 12

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

ABOUT

PHOENIX, AZ 85018

Ink'd Greetings utilizes greeting and gift card kiosks to allow customers to select, personalize, and print greeting cards and gift cards seamlessly.

TEAM



Andrew Ekmark
CEO & Director

Andrew was a chess and math champion before attending Stanford University, where he earned his 3.9 GPA engineering degree in only 3 years while playing varsity basketball and club lacrosse. He went on to work in the consumer goods division of the Boston Consulting Group, launching several consumer pilots and new products. Andrew is our CEO and brings his consumer experience, visionary ideas, and connections made at BCG.





Sammi Ekmark
Cofounder, CPO, & Director

Sammi was a tennis legend, winning every match of her high school career before graduating with a master's degree from ASU while playing as a top 50 ranked tennis player and running her own cookie company. Sammi's cookie co was profitable each and every year and sold over a thousand cookies a day at its peak. She then left her cookie company to help Andrew with their company. Sammi is our Chief Product Officer and brings her love of cards, extreme attention to detail, and intense work ethic.







Ged Backland
Chief Creative Officer

Ged was a comedy scriptwriter and editor who became creative director at American Greetings, winning the prestigious "Chairmans Award for Innovation." He then was poached by Hallmark, where he was head of Humor and Line Extensions. Ged pivoted again as an innovator and created wildly popular social media accounts, including Aunty Acid, which acquired over 12 million organically obtained fans and reached 100 million people each week before selling the page and rights in 2018. Ged is our Chief Creative Officer and is building a first-class offering across our greeting cards through his decades of experience and wickedly incredible sense of humor.



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